MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA
LOS ANGELES		BEIJING
213-892-4000	NEW YORK, NY 10005	8610-5969-2700
FAX: 213-629-5063		FAX: 8610-5969-2707

WASHINGTON, D.C.	212-530-5000	HONG KONG
202-835-7500		852-2971-4888
FAX: 202-835-7586	FAX: 212-530-5219	FAX: 852-2840-0792

LONDON		SINGAPORE
44-20-7615-3000		65-6428-2400
FAX: 44-20-7615-3100		FAX: 65-6428-2500

FRANKFURT		TOKYO
49-(0)69-71914-3400		813-5410-2801
FAX: 49-(0)69-71914-3500		FAX: 813-5410-2891

MUNICH		SÃO PAULO
49-89-25559-3600		55-11-3927-7700
FAX: 49-89-25559-3700		FAX: 55-11-3927-7777

November 21, 2013

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4628

Re:                       AerCap Holdings N.V.

Form 20-F for Year Ended December 31, 2012
Filed March 13, 2013
File No. 1-33159

Dear Mr. O’Brien:

Thank you for your letter dated November 14, 2013 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F (File No. 1-33159), filed March 13, 2013, of AerCap Holdings N.V. (the “Company”).

We write to respectfully request a ten business day extension for the Company to respond to comments raised by the Staff in its comment letter dated November 14, 2013.  If the extension is accepted, the Company would provide the requested response by December 13, 2013.

If there is any additional information or materials that we might provide to assist the Staff, please contact me at (212) 530-5431 or pdenaro@milbank.com.  Thank you very much for your consideration of this submission.

Sincerely,

/s/ Paul Denaro

Paul Denaro